FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of February 8, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE: SIG and NYSE: SIG)     Embargoed until 12.30 p.m. (GMT)

                 SIGNET ANNOUNCES FOURTH QUARTER SALES

Signet Group plc (LSE: SIG and NYSE: SIG), the world's largest speciality retail jeweller, today announced its sales performance for the 14 weeks and year ended
3 February 2007.

14 WEEKS TO 3 FEBRUARY 2007
Group like for like sales rose by 4.2% in the 14 weeks to 3 February 2007, with growth in US sales adversely affected due to the change in timing of a promotional event (see note b below table). On a 13 week basis to 27 January
2007, which is not impacted by this promotional timing difference, like for like sales were up 5.6%. Total sales for the 14 week period increased by 14.3% at constant exchange rates (see note 1) and by 5.0% on a reported basis to £754.6 million (2005/06: £718.9 million).

                            Sales                   Change on Previous Year
                       £m   % of Total   Reported    At Constant     Like for
                                            (a)       Exchange      Like(b)
                                                       Rates

   US               550.4       72.9%       5.2%        18.5%        5.4%
   UK               204.2       27.1%       4.3%         4.3%        1.5%(c)
   GROUP            754.6      100.0%       5.0%        14.3%        4.2%

        (a) The additional 53rd week contributed 4.3% in the US, 3.7% in the UK and
            3.9% to the Group.

        (b) The growth in US sales was adversely affected as a result of a change in the timing of a promotional event associated with Valentine's Day which moved from the final week of the period into the first week of fiscal 2008.
            The like for like sales for the 13 weeks to 27 January were up 7.3% in the
            US, 1.4% in the UK and 5.6% for the Group.

        (c) H.Samuel like for like sales were up by 2.2% and Ernest Jones by 0.5%.

53 WEEKS TO 3 FEBRUARY 2007
Group like for like sales rose by 4.8% in the 53 weeks to 3 February 2007 with growth in US sales adversely affected due to the change in timing of a promotional event (see note e below table). On a 52 week basis to 27 January
2007 like for like sales were up 5.4%. Group sales for the 53 week period increased by 11.5% at constant exchange rates (see note 1), and by 8.1% on a reported basis to £1,893.4 million (2005/06: £1,752.3 million); the US dollar having weakened from $1.80/£1 to $1.88/£1.

                              Sales                   Change on Previous Year
                         £m   % of Total   Reported    At Constant     Like for
                                             (d)         Exchange      Like(e)
                                                         Rates

     US             1,410.8       74.5%       10.0%       14.9%        6.2%
     UK               482.6       25.5%        2.8%        2.8%        1.2%(f)
     GROUP          1,893.4      100.0%        8.1%       11.5%        4.8%

         (d) The additional 53rd week contributed 1.7% in the US, 1.6% in the UK and
             1.7% to the Group.

         (e) The growth in US sales was adversely affected as a result of a change in the timing of a promotional event associated with Valentine's Day which moved from the final week of the period into the first week of fiscal 2008.
             The like for like sales for the 52 weeks to 27 January were up 7.0% in the
             US, 1.1% in the UK and 5.4% for the Group.

         (f) H.Samuel like for like sales were up by 0.7% and Ernest Jones by 1.7%.

Terry Burman, Group Chief Executive, commented, "In the fourth quarter, the US business continued to trade well with like for like sales up 7.3%, excluding the final week that was impacted by the timing of a promotional event associated with Valentine's Day. The UK division made satisfactory progress.

For the year as a whole the US business again increased its share of the $60 billion US jewellery market, with like for like sales up by 7.0% on a 52 week basis. On the same basis, UK like for like sales were up 1.1% in a challenging retail environment."

MOVE TO US DOLLAR REPORTING

To better reflect its underlying performance, the Group will report its financial statements in US dollars from the commencement of its current fiscal year on 4 February 2007. The necessary steps to finalise this process were completed on 5 February 2007. Unaudited summary pro forma published income statements for the last four fiscal years, translated into US dollars, at the average rates then prevailing, are now available at www.signetgroupplc.com.

Enquiries:

Terry Burman, Group Chief Executive               +44 (0) 20 7317 9700
Walker Boyd, Group Finance Director               +44 (0) 20 7317 9700

Tom Buchanan, Brunswick                           +44 (0) 20 7404 5959
Pamela Small, Brunswick                           +44 (0) 20 7404 5959

Signet operated 1,888 speciality retail jewellery stores at 3 February 2007;
these included 1,307 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry" and under a number of regional names. At the same date Signet also operated 581 stores in the UK, where the Group trades as
"H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com,
www.hsamuel.co.uk and www.ernestjones.co.uk.

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales growth at constant exchange rates is shown below.

14 weeks to 3 February 2007                  14 weeks to    13 weeks to      Growth at     Impact of     At constant   Growth at
                                              3 February     28 January         actual      exchange        exchange    constant
                                                    2007           2006       exchange          rate           rates    exchange
                                             as reported    as reported          rates      movement      (non-GAAP)       rates
                                                                                                                      (non-GAAP)
_________________________________________   ____________    ___________      _________     _________    ____________  __________
                                                      £m             £m              %            £m              £m           %
_________________________________________   ____________    ___________      _________     _________    ____________  __________
Sales by origin and destination
UK, Channel Islands & Republic of Ireland          204.2          195.8            4.3             -           195.8         4.3
US                                                 550.4          523.1            5.2         (58.8)          464.3        18.5
_________________________________________   ____________    ___________      _________     _________    ____________  __________
                                                   754.6          718.9            5.0         (58.8)           660.1       14.3
_________________________________________   ____________    ___________      _________     _________    ____________  __________

53 weeks to 3 February 2007                  53 weeks to    52 weeks to      Growth at     Impact of     At constant   Growth at
                                              3 February     28 January         actual      exchange        exchange    constant
                                                    2007           2006       exchange          rate           rates    exchange
                                             as reported    as reported          rates      movement      (non-GAAP)       rates
                                                                                                                      (non-GAAP)
_________________________________________   ____________    ___________      _________     _________    ____________  __________
                                                      £m             £m              %            £m              £m           %
_________________________________________   ____________    ___________      _________     _________    ____________  __________
Sales by origin and destination
UK, Channel Islands & Republic of Ireland          482.6          469.6            2.8             -           469.6        2.8
US                                               1,410.8        1,282.7           10.0         (54.6)        1,228.1        14.9
_________________________________________   ____________    ___________      _________     _________    ____________  __________
                                                 1,893.4        1,752.3            8.1         (54.6)        1,697.7        11.5
_________________________________________   ____________    ___________      _________     _________    ____________  __________

INVESTOR RELATIONS PROGRAMME DETAILS

Preliminary Results, Wednesday 18 April 2007
The Preliminary Results for the 53 weeks ended 3 February 2007 are expected to be announced at 12.30 p.m. BST on Wednesday 18 April 2007. On that day there will be a presentation at 2.00 p.m. BST (9.00 a.m. EST and 6.00 a.m. Pacific
Time) and simultaneous audio and video webcasts available at
www.signetgroupplc.com and on the Thomson CCBN system. The dial-in details for the presentation are:

          UK dial-in:         +44 (0) 20 7138 0816
          US dial-in:         +1 718 354 1171

          UK 48hr. replay:    +44 (0) 20 7806 1970         Pass code: 1908484#
          US 48hr. replay:    +1 718 354 1112              Pass code: 1908484#

Virtual Store Tour
A virtual store tour of the Group's major retail formats is available at
www.signetgroupplc.com.

Investor Day and Store Tour, Akron, Ohio, Wednesday 9 May 2007
It is intended to hold an Investor Day and Store Tour for professional investors in Akron, Ohio on Wednesday 9 May 2007.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These
statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words
"expects," "intends," "anticipates," "estimates," "may," "forecast,"
"objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2005/06 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2006 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   February 8, 2007